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Exhibit 99.3

Luxottica Group S.p.A.
Headquarters and registered office    •    Piazzale Luigi Cadorna, 3, 20123 Milan, Italy
 Capital Stock € 29,019,199.98
authorized and issued

MANAGEMENT REPORT AS OF DECEMBER 31, 2015

1.     OPERATING PERFORMANCE FOR THE YEAR ENDED DECEMBER 31, 2015

        The Group's growth continued throughout 2015. In a challenging economic environment net sales increased from Euro 7,652.3 million in 2014 to Euro 8,836.6 million in 2015 (+15.5 percent at current exchange rates and +4.3 percent at constant exchange rates1).

        Adjusted net sales2 increased from Euro 7,698.9 million in 2014 to Euro 9,010.8 million in 2015 (+17.0 percent at current exchange rates and +5.5 percent at constant exchange rates2). Adjusted net sales were impacted by the modification of an EyeMed reinsurance agreement with an existing underwriter whereby the Company assumes less reinsurance revenues and less claims expense. The impact of the new contract for the twelve month period ended December 31, 2015 was Euro 174.3 million and Euro 46.6 million for the twelve month period ended December 31, 2014 (the "EyeMed Adjustment").

        Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA")3 in 2015 rose by 20.2 percent to Euro 1,853.3 million from Euro 1,541.6 in 2014. Additionally, adjusted EBITDA3 increased by 22.9 percent to Euro 1,919.7 million from Euro 1,561.6 million in 2014.

        Operating income for 2015 increased by 18.9 percent to Euro 1,376.4 million from Euro 1,157.6 million during the same period of the previous year. The Group's operating margin continued to grow rising from 15.1 percent in 2014 to 15.6 percent in 2015. Additionally, adjusted operating income4 in 2015 increased by 22.5 percent to 1,442.8 million from Euro 1,177.6 million in 2014. Adjusted operating margin5 in 2015 increased to 16.0 percent from 15.3 percent in 2014.

        In 2015 net income attributable to Luxottica Stockholders increased by 25.1 percent to Euro 804.1 million from Euro 642.6 million in the same period of 2014. Adjusted net income6 attributable to Luxottica stockholders increased by 24.2 percent to Euro 854.0 million in 2015 from Euro 687.4 million in 2014. Earnings per share ("EPS") was Euro 1.68 and EPS expressed in USD was 1.86 (at an average rate of Euro/USD of 1.10951). Adjusted earnings per share7 ("EPS") was Euro 1.78 and adjusted EPS expressed in USD was 1.98 (at an average rate of Euro/USD of 1.10951).

          1  We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the year ended December 31, 2015. Please refer to Attachment 1 for further details on exchange rates.

          2  For a further discussion of adjusted net sales, see the "Non-IFRS Measures" section of this Report.

          3  For a further discussion of EBITDA and adjusted EBITDA, see the "Non-IFRS Measures" section of this Report.

          4  For a further discussion of adjusted operating income, see the "Non-IFRS Measures" section of this Report.

          5  For a further discussion of adjusted operating margin, see the "Non-IFRS Measures" section of this Report.

          6  For a further discussion of adjusted net income, see the "Non-IFRS Measures" section of this Report.

          7  For a further discussion of adjusted earnings per share, see the "Non-IFRS Measures" section of this Report.

        Careful control of our working capital as well as a significant improvement in our operating results, created strong free cash flow8 equal to Euro 767.0 million. Net debt as of December 31, 2015 was Euro 1,005.6 million (Euro 1,012.9 million at the end of 2014), with a ratio of net debt to adjusted EBITDA9 of 0.5x (0.6x as of December 31, 2014).

2.     SIGNIFICANT EVENTS DURING 2015

January

        On January 19, 2015 the Board of Directors appointed Adil Mehboob-Khan as the Group CEO for Markets and Massimo Vian as the Group CEO for Product and Operations. The appointment of a CEO for Markets and a CEO for Product and Operations, entrusting them with all executive responsibilities, is a governance model that the Group believes is more aligned to the global competitive landscape and able to fully grasp growth opportunities. It also unites the Group's organizational model with its strategic vision.

April

        At the Stockholders' Meeting on April 24, 2015, Group's stockholders approved the Statutory Financial Statements as of December 31, 2014 as proposed by the Board of Directors and the distribution of a cash dividend of Euro 1.44 per ordinary share. The aggregate dividend amount of Euro 689.7 million was fully paid in May 2015.

May

        On May 14, 2015, the Company and Prada S.p.A., part of Prada Group, announced the renewal of an exclusive license agreement for the design, production and worldwide distribution of prescription frames and sunglasses under the Prada and Miu Miu brands. The 10-year agreement will extend through December 31, 2025.

        On May 19, 2015, the Company announced the grant of free treasury shares to the Group's employees in Italy in honor of the 80th birthday of its Chairman and Founder, Mr. Leonardo Del Vecchio. This share award is a gift from the Founder with an aggregate amount of 119,755 Luxottica Group treasury shares distributed. Delfin S.a.r.l. assumed all costs and expenses of the share grant.

June

        On June 25, 2015, the Company signed an agreement to enhance the market liquidity of its shares in compliance with CONSOB's market practices permitted under resolution no. 16839 adopted on March 19, 2009 regarding activity to support market liquidity. The agreement is between the Company and Kepler Capital Markets SA, as Intermediary.

July

        On July 1, 2015, the Series B Senior Unsecured Notes issued in a private placement by Luxottica U.S. Holdings Corp. matured and were fully repaid in the amount of U.S.$ 127.0 million.

        On July 29, 2015, the Company and Burberry Group announced the renewal of an exclusive license agreement for the development, production and worldwide distribution of sunglasses and prescription frames under the Burberry name. The 10-year agreement will extend to December 31, 2025.

          8  For a further discussion of free cash flow, see the "Non-IFRS Measures" section of this Report.

          9  For a further discussion of net debt and net debt to adjusted EBITDA, see the "Non-IFRS Measures" section of this Report.

November

        On November 10, 2015, notes issued in a private placement issued on November 10, 2010 matured and were fully repaid in the amount of Euro 500.0 million.

December

        On December 16, 2015, the Company and Dolce&Gabbana announced the renewal of an exclusive license agreement for the development, production and worldwide distribution of sunglasses and prescription frames under the Dolce&Gabbana brand. The agreement was extended to December 31, 2025.

3.     FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 8.8 billion in 2015, approximately 79,000 employees and a strong global presence. We operate in two segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 5 of the Notes to the Consolidated Financial Statements as of December 31, 2015 for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of proprietary and designer lines of mid- to premium-priced prescription frames and sunglasses. We operate our retail distribution segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, OPSM, Laubman & Pank, Oakley "O" Stores and Vaults, David Clulow, GMO and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated to an average exchange rate of Euro 1.00 = U.S. $1.1095 in 2015 and from Euro 1.00 = U.S. $1.3285 in 2014. Our results of operations are also susceptible to currency fluctuations between the Euro and the Australian Dollar due to the Australian subsidiary OPSM group. Additionally, we incur part of our manufacturing costs in Chinese Yuan; therefore, the fluctuation of the Chinese Yuan could impact the demand of our products or our consolidated profitability. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein. The Group does not engage in long-term hedging activities to mitigate translation risk.

RESULTS OF OPERATIONS FOR YEARS ENDED DECEMBER 31, 2015 AND 2014

	Years ended December 31,

(Amounts in thousands of Euro)	2015	% of net sales	2014(*)	% of net sales

Net sales	8,836,578	100.0%	7,652,317	100.0%
Cost of sales	2,835,426	32.1%	2,574,685	33.6%

Gross profit	6,001,152	67.9%	5,077,632	66.4%

Selling	2,778,837	31.4%	2,352,294	30.7%
Royalties	168,669	1.9%	149,952	2.0%
Advertising	589,718	6.7%	511,153	6.7%
General and administrative	1,087,484	12.3%	906,620	11.8%
Total operating expenses	4,624,708	52.3%	3,920,019	51.2%

Income from operations	1,376,445	15.6%	1,157,613	15.1%

Other income/(expense)
Interest income	11,190	0.1%	11,672	0.2%
Interest expense	(106,439)	(1.2)%	(109,659)	(1.4)%
Other—net	(3,281)	0.0%	455	(0.0)%

Income before provision for income taxes	1,277,914	14.5%	1,060,080	13.9%

Provision for income taxes	(471,042)	(5.3)%	(414,066)	(5.4)%

Net income	806,873	9.1%	646,014	8.4%

Attributable to
—Luxottica Group stockholders	804,119	9.1%	642,596	8.4%
—non-controlling interests	2,753	0.0%	3,417	0.0%

NET INCOME	806,873	9.1%	646,014	8.4%

(*)
Through 2014, the retail distribution segment's fiscal year was a 52 or 53 week period ending on the Saturday nearest December 31. In 2015, the retail distribution segment subsidiaries of the Group that did not previously report on a calendar-year basis modified their respective reporting calendars in order to align with those of the Company and other subsidiaries in the consolidated Group that report on a calendar-year basis. Had certain retail subsidiaries of the Group continued to use a 52/53 week calendar in 2015, there would not have been a material impact on the consolidated results of the Group.

        In order to represent the Group's operating performance on a consistent basis in this Management Report, net sales and operating expenses as represented in the Group's Consolidated Financial Statements have been adjusted in the tables below to take into account the following events:

  •
  including the EyeMed Adjustment (as defined above) which is equal to Euro 174.3 million and 46.6 million for the year ended December 31, 2015 and 2014, respectively;

  •
  excluding the costs incurred by the Group equal to Euro 66.4 million related to the reorganization of Oakley and other minor projects for the year ended December 31, 2015;

  •
  excluding non-recurring costs related to the termination of Andrea Guerra and Enrico Cavatorta as Group's CEOs for Euro 20.0 million, Euro 14.5 million net of tax effect for the year ended December 31, 2014;

  •
  excluding costs related to the tax audit of Luxottica S.r.l. (fiscal years from 2008 to 2011), accounting for Euro 30.3 million for the year ended December 31, 2014.

        The Group's income from operations, EBITDA and net income attributable to Luxottica Group stockholders adjusted for items set forth above are as follows:

Adjusted Measures[10]	2015	% of net sales	2014	% of net sales	% change

Adjusted net sales	9,010.8	100%	7,698.9	100%	17.0%
Adjusted cost of sales	3,009.0	33.4%	2,621.3	34.0%	14.8%
Adjusted income from operations	1,442.8	16.0%	1,177.6	15.3%	22.5%
Adjusted EBITDA	1,919.7	21.3%	1,561.6	20.3%	22.9%
Adjusted net Income attributable to Luxottica Group Stockholders	854.0	9.5%	687.4	8.9%	24.2%

        Net Sales.    Net sales increased by Euro 1,184.3 million, or 15.5%, to Euro 8,836.6 million in 2015 from Euro 7,652.3 million in 2014. Euro 398.8 million of this increase was attributable to increased sales in the manufacturing and wholesale distribution segment during 2015 as compared to 2014 and Euro 785.5 million was attributable to increased sales in the retail distribution segment during 2015 as compared to 2014. Adjusted net sales in 2015 and 2014, which include the EyeMed Adjustment (as defined below), were Euro 9,010.8 million and Euro 7,698.9 million, respectively.

        Effective July 1, 2014, adjusted net sales were impacted by the modification of terms of an EyeMed reinsurance agreement with an existing underwriter whereby the Company now assumes less reinsurance revenue and less claims expense. This modification resulted in a reduction in reinsurance revenue and claims of Euro 174.3 million and Euro 46.6 million in 2015 and 2014, respectively (the "EyeMed Adjustment").

        A reconciliation of adjusted net sales, a non-IFRS measure, to net sales, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons:

(Amounts in millions of Euro)	2015	2014

Net sales	8,836.5	7,652.3
> EyeMed Adjustment	174.3	46.6

Adjusted net sales	9,010.8	7,698.9

        Net sales for the retail distribution segment increased by Euro 785.5 million, or 17.6%, to Euro 5,244.0 million in 2015 from Euro 4,458.6 million in 2014. The increase in net sales for the period was partially attributable to a 3.9% increase in comparable store sales. The effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular the strengthening of the U.S. dollar and the Australian dollar compared to the Euro, increased net sales in the retail distribution segment by Euro 680.9 million.

        Adjusted net sales for the retail distribution segment in 2015 and 2014, which include the EyeMed Adjustment, were Euro 5,418.3 million and 4,505.1 million, respectively.

        A reconciliation of adjusted net sales for the retail distribution segment, a non-IFRS measure, to net sales of the retail distribution segment, the most directly comparable IFRS measure, is presented in the

          10  For a further discussion of Adjusted Measures, see the "Non-IFRS Measures" section of this Report.

table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons:

(Amounts in millions of Euro)	2015	2014

Net sales	5,244.0	4,458.6
> EyeMed Adjustment	174.3	46.6

Adjusted net sales	5,418.3	4,505.1

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 398.8 million, or 12.5%, to Euro 3,592.6 million in 2015 from Euro 3,193.8 million in 2014. This increase was mainly attributable to increased sales of most of our proprietary brands, in particular Ray-Ban and Oakley, and certain designer brands, including Coach, Burberry and Armani. The impact on net sales of currency fluctuations, in particular the strengthening of the U.S. dollar compared to the Euro, increased net sales in the wholesale distribution segment by Euro 177.1 million.

        In 2015, net sales in the retail distribution segment accounted for approximately 59.3% of total net sales, as compared to approximately 58.3% of total net sales in 2014. This increase in sales for the retail distribution segment as a percentage of total net sales was primarily attributable to a 12.5% increase in net sales for the manufacturing and wholesale distribution segment for 2015, as compared to a 17.6% increase in net sales to third parties in the retail distribution segment for 2015.

        In 2015 and 2014, net sales in our retail distribution segment in the United States and Canada comprised 78.1% and 77.3%, respectively, of our total net sales in this segment. In U.S. dollars, retail net sales in the United States and Canada increased by 0.3% to U.S. $4,590.8 million in 2015 from U.S. $4,577.3 million in 2014, due to sales volume increases. During 2015, net sales in the retail distribution segment in the rest of the world (excluding the United States and Canada) comprised 21.9% of our total net sales in the retail distribution segment and increased by 13.2% to Euro 1,146.8 million in 2015 from Euro 1,013.1 million, or 22.7% of our total net sales in the retail distribution segment, in 2014, mainly due to an increase in consumer demand.

        In 2015, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 1,360.8 million, comprising 37.9% of our total net sales in this segment, compared to Euro 1,295.3 million, or 40.6% of total net sales in this segment, in 2014, increasing by Euro 65.5 million or 5.1% in 2015 as compared to 2014. The increase in net sales in Europe in 2015 compared to 2014 was primarily due to a general increase in consumer demand. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $1,169.3 million and comprised 29.3% of our total net sales in this segment in 2015, compared to U.S. $1,117.7 million, or 26.3% of total net sales in this segment, in 2014. The increase in net sales in the United States and Canada in 2015 compared to 2014 was primarily due to a general increase in consumer demand. In 2015, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 1,177.9 million, comprising 32.8% of our total net sales in this segment, compared to Euro 1,057.2 million, or 33.1% of our net sales in this segment, in 2014. The increase of Euro 120.7 million, or 11.4%, in 2015 as compared to 2014 was due to an increase in consumer demand, in particular in the emerging markets.

        Cost of Sales.    Cost of sales increased by Euro 260.7 million, or 10.1%, to Euro 2,835.4 million in 2015 from Euro 2,574.7 million in 2014. As a percentage of net sales, cost of sales was 32.1% and 33.6% in 2015 and 2014, respectively. The average number of frames produced daily in our facilities was approximately 346,991 and 297,000 in 2015 and 2014, respectively.

        Adjusted cost of sales was Euro 3,009.0 million and Euro 2,621.3 million, in 2015 and 2014, respectively. This includes the EyeMed Adjustment of Euro 174.3 million and expenses of

Euro 0.7 million related to the reorganization of Oakley and other minor projects in 2015 and includes the EyeMed Adjustment of Euro 46.6 million in 2014.

        A reconciliation of adjusted cost of sales, a non-IFRS measure, to cost of sales, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2015	2014

Cost of sales	2,835.4	2,574.7
> EyeMed Adjustment	174.3	46.6
> Adjustment for the reorganization of Oakley and other minor projects	(0.7)	—

Adjusted cost of sales	3,009.0	2,621.3

        Gross Profit.    Our gross profit increased by Euro 923.5 million, or 18.2%, to Euro 6,001.2 million in 2015 from Euro 5,077.6 million in 2014. As a percentage of net sales, gross profit increased to 67.9% in 2015 from 66.4% in 2014 due to the factors noted above.

        Adjusted gross profit, excluding expenses of Euro 0.7 million, was Euro 6,001.8, or 66.6% as percentage of net sales.

(Amounts in millions of Euro)	2015	2014

Gross profit	6,001.2	5,077.6
> Adjustment for the reorganization of Oakley and other minor projects	0.7	—

Adjusted gross profit	6,001.8	5,077.6

        Operating Expenses.    Total operating expenses increased by Euro 704.7 million, or 18.0%, to Euro 4,624.7 million in 2015 from Euro 3,920.0 million in 2014. As a percentage of net sales, operating expenses were 52.3% in 2015 compared to 51.2% in 2014.

        Total adjusted operating expenses increased by Euro 659.0 million, or 16.9%, to Euro 4,559.0 million in 2015 from Euro 3,900.0 million in 2014, excluding, for 2015, expenses of Euro 65.7 million related to the reorganization of Oakley and other minor projects and, for 2014, non-recurring expenses of Euro 20.0 million related to the termination of the employment of the former Group CEOs. As a percentage of net sales, adjusted operating expenses decreased to 50.6% in 2015 from 50.7% in 2014. A reconciliation of adjusted operating expenses, a non-IFRS measure, to operating expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2015	2014

Operating expenses	4,624.7	3,920.0
> Adjustment for the employment termination of the former Group CEOs	—	(20.0)
> Adjustment for the reorganization of Oakley and other minor projects	(65.7)	—

Adjusted operating expenses	4,559.0	3,900.0

        Selling and advertising expenses (including royalty expenses) increased by Euro 523.8 million, or 17.4%, to Euro 3,537.2 million in 2015 from Euro 3,013.4 million in 2014. Selling expenses increased by Euro 426.5 million, or 18.1% to Euro 2,778.8 million in 2015 from Euro 2,352.3 million in 2014. As a percentage of net sales, selling expenses were 31.4% and 30.7% in 2015 and 2014, respectively. Advertising expenses increased by Euro 78.6 million, or 15.4%. As a percentage of net sales, advertising expenses were 6.7% in both 2015 and 2014. Royalties increased by Euro 18.7 million, or 12.5%. As a percentage of net sales, royalty expenses were 1.9% and 2.0% in 2015 and 2014, respectively.

        Adjusted selling expenses, excluding for 2015, expenses of Euro 5.5 million related to the reorganization of Oakley and other minor projects, were Euro 2,773.3 million as compared to selling expenses of Euro 2,352.3 million in 2014. As percentage of net sales adjusted selling expenses were 30.8% in 2015.

        A reconciliation of adjusted selling expenses, a non-IFRS measure, to selling expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2015	2014

Selling expenses	2,778.8	2,352.3
> Adjustment for the reorganization of Oakley and other minor projects	(5.5)	—

Adjusted selling expenses	2,773.3	2,352.3

        General and administrative expenses, including intangible asset amortization, increased by Euro 180.9 million, or 19.9%, to Euro 1,087.5 million in 2015, as compared to Euro 906.6 million in 2014. As a percentage of net sales, general and administrative expenses were 12.3% and 11.8% in 2015 and 2014. The increase was primarily related to the reorganization of Oakley and for other minor projects of Euro 60.1 million.

        Adjusted general and administrative expenses increased by Euro 140.8 million, or 15.9%, to Euro 1,027.4 million in 2015 as compared to Euro 886.6 million in 2014. This amount includes intangible asset amortization and excludes, in 2015 the expenses related to the reorganization of Oakley and other minor projects of Euro 60.1 million and in 2014, the non-recurring expenses of Euro 20.0 million related to the termination of the employment of the former Group CEOs. As a percentage of net sales, adjusted general and administrative expenses decreased to 11.4% in 2015 from 11.5% in 2014.

        A reconciliation of adjusted general and administrative expenses, a non-IFRS measure, to general and administrative expenses, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2015	2014

General and administrative expenses	1,087.5	906.6
> Adjustment for the employment termination of the former Group CEOs	—	(20.0)
> Adjustment for the reorganization of Oakley and other minor projects	(60.1)	—

Adjusted general and administrative expenses	1,027.4	886.6

        Income from Operations.    For the reasons described above, income from operations increased by Euro 218.8 million, or 18.9%, to Euro 1,376.4 million in 2015 from Euro 1,157.6 million in 2014. As a percentage of net sales, income from operations increased to 15.6% in 2015 from 15.1% in 2014. Adjusted income from operations increased by Euro 265.2 million, or 22.5%, to Euro 1,442.8 million in 2015 from Euro 1,177.6 million in 2014. As a percentage of net sales, adjusted income from operations increased to 16.0% in 2015 from 15.3% in 2014.

        A reconciliation of adjusted income from operations, a non-IFRS measure, to income from operations, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2015	2014

Income from operations	1,376.4	1,157.6
> Adjustment for the employment termination of the former Group CEOs	—	20.0
> Adjustment for the reorganization of Oakley and other minor projects	66.4	—

Adjusted income from operations	1,442.8	1,177.6

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (98.5) million in 2015 as compared to Euro (97.5) million in 2014. Net interest expense was Euro 95.2 million in 2015 as compared to Euro 98.0 million in 2014.

        Net Income.    Income before taxes increased by Euro 217.8 million, or 20.5%, to Euro 1,277.9 million in 2015 from Euro 1,060.1 million in 2014 for the reasons described above. As a percentage of net sales, income before taxes increased to 14.5% in 2015 from 13.9% in 2014. Adjusted income before taxes increased by Euro 264.2 million, or 24.5%, to Euro 1,344.3 million in 2015 from Euro 1,080.1 million in 2014, for the reasons described above. As a percentage of net sales, adjusted income before taxes increased to 14.9% in 2015 from 14.0% in 2014.

        A reconciliation of adjusted net income before taxes, a non-IFRS measure, to net income before taxes, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2015	2014

Net income before taxes	1,277.9	1,060.1
> Adjustment for the termination of the former Group CEOs	—	20.0
> Adjustment for the reorganization of Oakley and other minor projects	66.4	—

Adjusted net income before taxes	1,344.3	1,080.1

        Our effective tax rate was 36.9% and 39.1% in 2015 and 2014, respectively. Included in 2014 was Euro 30.3 million for certain income taxes accrued in the period as a result of ongoing tax audits. Our adjusted tax rate, which excludes in 2015 the tax effect of the reorganization of Oakley and other minor projects and, in 2014, the tax effects of the tax audits and the termination of the former CEOs, was 36.3% and 36.0%, respectively.

        Net income attributable to non-controlling interests was equal to Euro 2.8 million and Euro 3.4 million in 2015 and 2014, respectively.

        Net income attributable to Luxottica Group stockholders increased by Euro 161.5 million, or 25.1%, to Euro 804.1 million in 2015 from Euro 642.6 million in 2014. Net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 9.1% in 2015 from 8.4% in 2014. Adjusted net income attributable to Luxottica Group stockholders increased by Euro 166.5 million, or 24.2%, to Euro 854.0 million in 2015 from Euro 687.4 million in 2014. Adjusted net income attributable to Luxottica Group stockholders as a percentage of net sales increased to 9.5% in 2015 from 8.9% in 2014.

        A reconciliation of adjusted net income attributable to Luxottica Group stockholders, a non-IFRS measure, to net income attributable to Luxottica Group stockholders, the most directly comparable IFRS measure, is presented in the table below. For a further discussion of such non-IFRS measures, please refer to the "Non-IFRS Measures: Adjusted Measures" discussion following the year-over-year comparisons.

(Amounts in millions of Euro)	2015	2014

Net income attributable to Luxottica Group stockholders	804.1	642.6
> Adjustment for the reorganization of Oakley and for other minor projects	49.8	—
> Adjustment for the accrual for the tax audit relating to Luxottica S.r.l. (fiscal years 2008 to 2011)	—	30.3
> Adjustment for the termination of the former Group CEOs	—	14.5

Adjusted net income attributable to Luxottica Group stockholders	854.0	687.4

        Basic earnings per share were Euro 1.68 in 2015 and Euro 1.35 in 2014. Diluted earnings per share were Euro 1.67 in 2015 and Euro 1.34 in 2014.

        Adjusted basic earnings per share were Euro 1.78 in 2015 and Euro 1.44 in 2014. Adjusted diluted earnings per share were Euro 1.77 in 2015 and Euro 1.43 in 2014.

OUR CASH FLOWS

        The following table sets forth certain items included in our statements of consolidated cash flows included in Item 2 of this report for the periods indicated.

(Amounts in thousands of Euro)		As of December 31, 2015	As of December 31, 2014

A)	Cash and cash equivalents at the beginning of the period	1,453,587	617,995
B)	Net cash provided by operating activities	1,197,291	1,170,116
C)	Cash provided/(used) used in investing activities	(483,319)	(459,254)
D)	Cash provided/(used) in financing activities	(1,354,291)	72,267
E)	Effect of exchange rate changes on cash and cash equivalents	51,582	52,464
F)	Net change in cash and cash equivalents	(588,735)	835,593

G)	Cash and cash equivalents at the end of the period	864,852	1,453,587

        Operating Activities.    The Company's net cash provided by operating activities in 2015 and 2014 was Euro 1,197.3 million and Euro 1,170.1 million, respectively.

        Depreciation and amortization were Euro 476.9 million in 2015 as compared to Euro 384.0 million in 2014. The increase in depreciation and amortization in 2015 as compared to 2014 is mainly due to the strengthening of the major currencies (Euro 53.1 million), in particular the U.S. dollar, and to the acquisition completed in the period.

        Non-cash stock-based compensation expense was Euro 49.7 million in 2015 as compared to Euro 31.8 million in 2014. The increase in 2015 as compared to 2014 is was primarily due to (i) Euro 7.4 million related to the grant of free treasury shares to the Group's employees in Italy in honor of the 80th birthday of the Group's Chairman and Founder, Mr. Leonardo Del Vecchio and (ii) Euro 8.0 million related to the 2015 extraordinary PSP Plan.

        The change in accounts receivable was Euro (108.6) million in 2015 as compared to Euro (41.3) million in 2014. The change in 2015 as compared to 2014 was primarily due to the higher volume of sales in 2015 as compared to 2014. The inventory change was Euro (85.2) million in 2015 as compared to

Euro 7.3 million in 2014. The change in inventory in 2015 was due to an effort to improve the quality of the customer experience by having inventory levels in line with customer demand. The change in other assets and liabilities was Euro (7.8) million in 2015 as compared to Euro 21.2 million in 2014. The change in 2015 as compared to 2014 was primarily due to the change in reporting calendar of certain retail subsidiaries of the Group, which resulted in a reduction of the net liability. The change in accounts payable was Euro 115.6 million in 2015 as compared to Euro 24.6 million in 2014. The change in 2015 as compared to 2014 was mainly due to the continuous improvement in payment terms and conditions and to the overall growth of the Group's business. Income tax payments in 2015 were Euro 565.9 million as compared to Euro 349.2 million in 2014. The increase in income tax payments in 2015 as compared to 2014 was due to the payment of Euro 91.6 million related to the tax audit of Luxottica S.r.l. for the tax years from 2008 to 2011 and to a general increase in the Group's taxable income. Interest paid was Euro 79.8 million in 2015 as compared to Euro 93.1 million in 2014. The change in 2015 as compared to 2014 was mainly due to repayment of long-term debt in 2015.

        Investing Activities.    The Company's net cash used in investing activities was Euro 483.3 million and Euro 459.3 million in 2015 and 2014, respectively. The primary investment activities in 2015 were related to (i) the acquisition of tangible assets for Euro 319.8 million, (ii) the acquisition of intangible assets for Euro 144.0 million, primarily related to IT infrastructure, and (iii) the acquisition of Sunglass Warehouse for Euro 21.0 million. The primary investment activities in 2014 were related to (i) the acquisition of tangible assets for Euro 280.8 million, (ii) the acquisition of intangible assets for Euro 138.5 million, primarily related to IT infrastructure, (iii) the acquisition of glasses.com for Euro 30.1 million, and (iv) and other minor acquisitions in the retail segment for Euro 11.0 million.

        Financing Activities.    The Company's net cash (used in)/provided by financing activities was Euro (1,354.3) million in 2015 and Euro 72.3 million in 2014. Cash used by financing activities in 2015 consisted primarily of (i) Euro (649.3) million related to the payment of existing debt, (ii) Euro (689.7) million used to pay dividends to the shareholders of the Company, (iii) Euro 47.7 million related to the exercise of stock options, (iv) Euro (39.0) million related to the decrease in bank overdrafts, and (iv) Euro (19.0) million related the acquisition of the remaining 49% of Luxottica Netherlands. Cash provided by financing activities in 2014 consisted primarily of (i) Euro 500 million related to the issuance of new bonds, (ii) Euro (318.5) million related to the payment of existing debt, (iii) Euro (308.3) million used to pay dividends to the shareholders of the Company, (iv) Euro 70.0 million related to the exercise of stock options and (v) Euro 135.7 million related to the increase in bank overdrafts.

OUR CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in thousands of Euro)	December 31, 2015	December 31, 2014

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	864,852	1,453,587
Accounts receivable—net	858,053	754,306
Inventories—net	833,272	728,404
Other assets	272,932	231,397

Total current assets	2,829,109	3,167,695
NON-CURRENT ASSETS:
Property, plant and equipment—net	1,435,524	1,317,617
Goodwill	3,596,983	3,351,263
Intangible assets—net	1,442,148	1,384,501
Investments	65,378	61,176
Other assets	105,574	123,848
Deferred tax assets	174,433	188,199

Total non-current assets	6,820,040	6,426,603

TOTAL ASSETS	9,649,148	9,594,297

	December 31, 2015	December 31, 2014

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short term borrowings	110,450	151,303
Current portion of long-term debt	44,882	626,788
Accounts payable	927,186	744,272
Income taxes payable	34,179	42,603
Short term provisions for risks and other charges	118,779	187,719
Other liabilities	671,424	636,055

Total current liabilities	1,906,900	2,388,740
NON-CURRENT LIABILITIES:
Long-term debt	1,715,104	1,688,415
Employee benefits	136,200	138,475
Deferred tax liabilities	277,327	266,896
Long term provisions for risks and other charges	104,508	99,223
Other liabilities	91,391	83,770

Total non-current liabilities	2,324,529	2,276,778
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	5,412,524	4,921,479
Non-controlling interests	5,196	7,300

Total stockholders' equity	5,417,719	4,928,779

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	9,649,148	9,594,297

        As of December 31, 2015, total assets increased by Euro 54.8 million to Euro 9,649.1 million, compared to Euro 9,594.3 million as of December 31, 2014 as a result of an increase in non-current assets of Euro 393.4 million partially offset by a decrease in current assets of Euro 338.6 million.

        The decrease in current assets of Euro 338.6 was due to a decrease in cash and cash equivalents of Euro 588,7 mainly due to the repayment of financial liabilities as described in prior paragraph. This effect in partially offset by the following: (i) increase in trade payables (Euro 103.7 million) mainly due to the increase in sales during 2015; (ii) increase in inventory (Euro 104.9 million) aimed at improving the quality of the customer experience by having inventory levels in line with customer demand; (iii) increase in other assets (Euro 41.5 million) mainly due to tax receivables and prepaid expenses.

        In 2015, non-current assets increased by Euro 393.4 million, due to increases in property, plant and equipment of Euro 117.9 million, increases in intangible assets (including goodwill) of Euro 303.4 million. Those effects are partially offset by the following: (i) decrease in other assets (Euro 18,3 million) mainly due to royalties advanced payments; (ii) decrease in deferred tax assets (Euro 13.8 million) to be analyzed jointly with deferred tax liabilities. The net amount of deferred tax liabilities increased by Euro 24 million mainly due to the positive effects of foreign currency fluctuations.

        The increase in property, plant and equipment was due to additions that occurred in 2015 of Euro 362.4 million, to the positive currency fluctuation effects of Euro 47.8 million, acquisitions of Euro 0.8 million, and which were partially offset by depreciation and disposals for the period of Euro 273.5 million and Euro 19.7 million, respectively.

        The increase in intangible assets was due to additions for the period of Euro 151.6 million, to the positive effects of foreign currency fluctuations of Euro 338.9 million, acquisitions that occurred in the period for Euro 19.5 million and which were partially offset by amortization of the period for Euro 203.4 million.

        The increase in total liabilities of Euro 54.9 as of December 31, 2015 compared to prior period was due to an increase in equity of Euro 488,9 million and an increase in non-current liabilities of Euro 47.8 million partially offset by a decrease in current liabilities of Euro 481.8 million.

        The decrease in current liabilities was mainly due to: (i) a decrease in financial liabilities (Euro 622.8 million) as described in the following paragraph; (ii) a decrease in short-term provision for risks and other charges of Euro 68.9 million mainly due to the payment made by Luxottica S.r.l. and related to a tax audit for fiscal years 2008 through 2011; (iii) an increase in trade payables (Euro 182.9 million) mainly due to the growth of the business and to the strengthening of the foreign currencies in which the Group operates compared to the Euro; and (iv) an increase in other liabilities (Euro 35.4 million) mainly due to wages and salaries.

        The increase in non-current liabilities was mainly due to an increase in long-term debt (Euro 26.7 million) as noted in the following paragraph.

        Our net financial position as of December 31, 2015 and December 31, 2014 was as follows:

(Amounts in thousands of Euro)	December 31, 2015	December 31, 2014

Cash and cash equivalents	864,852	1,453,587
Bank overdrafts	(110,450)	(151,303)
Current portion of long-term debt	(44,882)	(626,788)
Long-term debt	(1,715,104)	(1,688,415)

Total net debt	(1,005,584)	(1,012,918)

        Bank overdrafts consist of the utilized portion of short-term uncommitted revolving credit lines borrowed by various subsidiaries of the Group.

        As of December 31, 2015, Luxottica together with our wholly-owned Italian subsidiaries, had credit lines aggregating Euro 194.8 million. The interest rate is a floating rate of EURIBOR plus a margin on average of approximately 100 basis points. As of December 31, 2015 these credit lines were not utilized.

        As of December 31, 2015, our wholly-owned subsidiary Luxottica U.S. Holdings Corp. maintained unsecured lines of credit with an aggregate maximum availability of Euro 119.4 million (USD 130.0 million converted at applicable exchange rate for the period ended December 31, 2015). The interest is at a floating rate of approximately LIBOR plus 50 basis points. As of December 31, 2015 these credit lines were not utilized. At December 31, 2015 there was Euro 45.2 million in aggregate face amount of stand-by letters of credit outstanding related to guarantees on these lines of credit.

        As of December 31, 2015 the aggregate of current and non-current long-term debt compared to December 31, 2014 decreased by Euro 555.2 million mainly due to the repayment of two private placements amounting to Euro 500 million and Euro 114.4 million (USD 127 million), respectively. This effect is partially offset by the positive effects of foreign currency fluctuations (Euro 76.9 million) and 2015 issuances (Euro 14.4 million).

4.     CAPITAL EXPENDITURES

        Capital expenditures amounted to Euro 513.6 million in 2015 and Euro 418.9 million in 2014, analyzed as follows (in millions of Euro):

Operating segment	2015	2014

Manufacturing and wholesale distribution	211.0	175.6
Retail distribution	302.6	243.4

Group total	513.6	418.9

        Capital expenditures in the manufacturing and wholesale distribution segment were primarily in Italy (Euro 86.9 million in 2015 and Euro 95.2 million in 2014), in China (Euro 51.0 million in 2015 and Euro 35.1 million in 2014) and in North America (Euro 53.8 million in 2015 and Euro 31.4 million in 2014). The overall increase in capital expenditures in 2015 as compared to 2014 is related to the routine technology upgrades and expansion of the manufacturing structure and to the continued roll-out of an IT platform.

        Capital expenditures in the retail distribution segment were primarily in North America (Euro 236.4 million in 2015 and Euro 178.6 million in 2014) and Australia and China (Euro 29.2 million in 2015 and Euro 32.6 million in 2014) and related, for both 2015 and 2014, to the opening of new stores, the remodeling of older stores, and to projects for upgrading the management information system.

        Intangible assets of Euro 5,039.1 million primarily reflect the Group's investment in goodwill and trademarks as a result of acquisitions over the years.

        Amortization recognized in the statement of consolidated income was Euro 476.9 million in 2015 as compared to Euro 384.0 million in 2014.

5.     HUMAN RESOURCES

  Group headcount

        As of December 31, 2015, Luxottica Group had 78,933 employees, of which 60.7% were dedicated to the retail business, 12.7% to the wholesale business and 25.9% to production and distribution activities. Central Corporate services based in Milan represent 0.7% of the total Group workforce.

        In terms of geographical distribution, 53.6% of the total Luxottica workforce operates in North America, 15.9% in Europe, 23.2% in Asia-Pacific, 6.7% in Latin America and 0.6% in the Middle East and South Africa.

Business area	No. employees 2015	% 2015

Retail	47,942	60.7%
Operations	20,420	25.9%
Wholesale	10,023	12.7%
Corporate	548	0.7%

Total Group	78,933	100.0%

Geographic area	No. employees 2015	% 2015

North America	42,313	53.6%
Asia Pacific	18,313	23.2%
Europe	12,579	15.9%
Latin America	5,255	6.7%
Middle East & South Africa	473	0.6%

Total Group	78,933	100.0%

        The success of Luxottica and its Human Resource management strategy in 2015 was based on the following elements: dedicated focus on the employee development of key skill sets, realization of career potential and a merit-based work environment free of discrimination. The strategic pillars set forth above are detailed in the initiatives and activities described below.

  Development and Organizational Wellness Initiatives

        In 2015, Luxottica further developed its initiatives supporting Professional Requirements Planning and Technical and Managerial Career Development. It also consolidated strategies at the regional level, allowing a greater attention to the specific needs of management in different markets.

        The Talent Management and Leadership Planning process, based on a shared and synchronized global calendar, identifies and promotes employees who demonstrate the potential to take on increasing responsibilities within the organization. A desire for strong leadership at every organizational level resulted in the launch of several initiatives. The Group concluded the Pipeline Program which started in 2014, and targeted the most talented leaders in the organization. This one-year program offered four different training events where high-potential participants could leverage different learning methods, develop leadership skills and meet their international colleagues from London to Palo Alto and from Singapore to Milan. A second edition of this program has been planned for 2016. Another program called Leadership Lab helps managers from different businesses and geographies across Europe create their own authentic leadership style. The program, structured into three modules, aims at developing self-awareness and personal vision, the ability to enhance team performance and understanding of the organizational context and dynamics. Participants are invited to share their daily challenges and opportunities with key leaders of the Group.

  Culture of Feedback and Meaningful Conversations

        Given the results achieved in organizational effectiveness and positive impact on employee engagement, the Group decided to continue the work started in 2014 to develop a "Culture of Feedback", which aims to strengthen the relationship between managers and their staff. Top managers, in partnership with local HR teams in each geography and business unit have established regular "Meaningful Conversations" with their staff and this has been added to their performance objectives.

        The Pulse Survey, the tool Luxottica uses to measure the "Culture of Feedback" within the Company, has been maintained. On average, as measured in the four quarters of 2015, as many as 88% of respondents said they had had a Meaningful Conversation with their managers in the previous three months.

        These results were aided by training and promotion activities implemented at all levels within the organization.

        Among the different activities undertaken (ad hoc workshops, video tutorials, conversation cards to be used during manager-employee meetings, etc.), two international programs, Personal Excellence and the Coaching Academy, should be highlighted. Both programs, the former at the global level and the latter at regional level, consist of training programs for senior and middle managers, in order to continue to develop in their role, become ambassadors of the Culture of Feedback, focus on their own leadership style and acquire additional managerial skills.

        Luxottica also implemented an online platform to generate a common feedback language across the organization. The Culture of Feedback Platform can be accessed easily by all employees and reached more than 7,000 users across the Group.

        The Culture of Feedback will be maintained in 2016, creating an open, honest and meaningful environment that will give Luxottica a long term competitive advantage.

6.     CORPORATE GOVERNANCE

        Information about ownership structure and corporate governance is contained in the corporate governance report which is an integral part of the annual financial report. For additional details please refer to Report on Corporate Governance.

7.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur in the ordinary course of our business. Management believes that these transactions are fair to the Company. For further details regarding related party transactions, please refer to Note 29 of the Notes to the Consolidated Financial Statements as of December 31, 2015.

8.     RISK FACTORS

        Our future operating results and financial condition may be affected by various factors, including those set forth below.

Risks Relating to Our Industry and General Economic Conditions

If current economic conditions deteriorate, demand for our products will be adversely impacted, access to credit will be reduced and our customers and others with which we do business will suffer financial hardship. All of these factors could reduce sales and in turn adversely impact our business, results of operations, financial condition and cash flows.

        Our operations and performance depend significantly on worldwide economic conditions. Uncertainty about global economic conditions poses a risk to our business because consumers and businesses may postpone spending in response to tighter credit markets, unemployment, negative financial news and/or declines in income or asset values, which could have a material adverse effect on demand for our products and services. Discretionary spending is affected by many factors, including general business conditions, inflation, interest rates, consumer debt levels, unemployment rates, availability of consumer credit, conditions in the real estate and mortgage markets, currency exchange rates and other matters that influence consumer confidence. Many of these factors are outside our control. Purchases of discretionary items could decline during periods in which disposable income is lower or prices have increased in response to rising costs or in periods of actual or perceived unfavorable economic conditions. If this occurs or if unfavorable economic conditions continue to challenge the consumer environment, our business, results of operations, financial condition and cash flows could be materially adversely affected.

        In the event of financial turmoil affecting the banking system and financial markets, additional consolidation of the financial services industry or significant failure of financial services institutions, there could be a tightening of the credit markets, decreased liquidity and extreme volatility in fixed income, credit, currency and equity markets. In addition, the credit crisis could continue to have material adverse effects on our business, including the inability of customers of our wholesale distribution business to obtain credit to finance purchases of our products, restructurings, bankruptcies, liquidations and other unfavorable events for our consumers, customers, vendors, suppliers, logistics providers, other service providers and the financial institutions that are counterparties to our credit facilities and other derivative transactions. The likelihood that such third parties will be unable to overcome such unfavorable financial difficulties may increase. If the third parties on which we rely for goods and services or our wholesale customers are unable to overcome financial difficulties resulting from the deterioration of worldwide economic conditions or if the counterparties to our credit facilities or our derivative transactions do not perform their obligations as intended, our business, results of operations, financial condition and cash flows could be materially adversely affected.

If our business suffers due to changing local conditions, our profitability and future growth may be affected.

        We currently operate worldwide and have our operations in many countries, including certain developing countries in Asia, South America and Africa. Therefore, we are subject to various risks inherent in conducting business internationally, including the following:

  •
  exposure to local economic and political conditions;

  •
  export and import restrictions;

  •
  currency exchange rate fluctuations and currency controls;

  •
  cash repatriation restrictions;

  •
  application of the Foreign Corrupt Practices Act and similar laws;

  •
  difficulty in enforcing intellectual property and contract rights;

  •
  disruptions of capital and trading markets;

  •
  accounts receivable collection and longer payment cycles;

  •
  potential hostilities and changes in diplomatic and trade relationships;

  •
  legal or regulatory requirements;

  •
  withholding and other taxes on remittances and other payments by subsidiaries;

  •
  local antitrust and other market abuse provisions;

  •
  investment restrictions or requirements; and

  •
  local content laws requiring that certain products contain a specified minimum percentage of domestically produced components.

        The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, but any such occurrence may result in the loss of sales or increased costs of doing business and may have a material adverse effect on our business, results of operations, financial condition and prospects.

If vision correction alternatives to prescription eyeglasses become more widely available, or consumer preferences for such alternatives increase, our profitability could suffer through a reduction of sales of our prescription eyewear products, including lenses and accessories.

        Our business could be negatively impacted by the availability and acceptance of vision correction alternatives to prescription eyeglasses, such as contact lenses and refractive optical surgery. Increased use of vision correction alternatives could result in decreased use of our prescription eyewear products, including a reduction of sales of lenses and accessories sold in our retail outlets, which could have a material adverse impact on our business, results of operations, financial condition and prospects.

Unforeseen or catastrophic losses not covered by insurance could materially adversely affect our results of operations and financial condition.

        For certain risks, we do not maintain insurance coverage because of cost and/or availability. Because we retain some portion of our insurable risks, and in some cases self-insure completely, unforeseen or catastrophic losses in excess of insured limits could materially adversely affect our results of operations and financial condition.

  Risks Relating to Our Business and Operations

If we are unable to successfully introduce new products and develop and defend our brands, our future sales and operating performance may suffer.

        The mid- and premium-price categories of the prescription frame and sunglasses markets in which we compete are particularly vulnerable to changes in fashion trends and consumer preferences. Our historical success is attributable, in part, to our introduction of innovative products which are perceived to represent an improvement over products otherwise available in the market and our ability to develop and defend our brands, especially our Ray-Ban and Oakley proprietary brands. Our future success will depend on our continued ability to develop and introduce such innovative products and continued success in building our brands. If we are unable to continue to do so, our future sales could decline, inventory levels could rise, leading to additional costs for storage and potential write-downs relating to the value of excess inventory, and there could be a negative impact on production costs since fixed costs would represent a larger portion of total production costs due to the decline in quantities produced, which could materially adversely affect our results of operations.

If we are not successful in completing and integrating strategic acquisitions to expand or complement our business, our future profitability and growth could be at risk.

        As part of our growth strategy, we have made, and may continue to make, strategic business acquisitions to expand or complement our business. Our acquisition activities, however, can be disrupted by overtures from competitors for the targeted candidates, governmental regulation and rapid developments in our industry. We may face additional risks and uncertainties following an acquisition, including (i) difficulty in integrating the newly acquired business and operations in an efficient and effective manner, (ii) inability to achieve strategic objectives, cost savings and other benefits from the acquisition, (iii) the lack of success by the acquired business in its markets, (iv) the loss of key employees of the acquired business, (v) a decrease in the focus of senior management on our operations, (vi) difficulty integrating human resources systems, operating systems, inventory management systems and assortment planning systems of the acquired business with our systems, (vii) the cultural differences between our organization and that of the acquired business and

(viii) liabilities that were not known at the time of acquisition or the need to address tax or accounting issues.

        If we fail to timely recognize or address these matters or to devote adequate resources to them, we may fail to achieve our growth strategy or otherwise realize the intended benefits of any acquisition. Even if we are able to integrate our business operations successfully, the integration may not result in the realization of the full benefits of synergies, cost savings, innovation and operational efficiencies that may be possible from the integration or in the achievement of such benefits within the forecasted period of time.

If we are unable to achieve our business objectives and manage growth, operating margins may be reduced as a result of decreased efficiency of distribution.

        In order to achieve our business objectives and manage our growth effectively, we are required to increase and streamline production and implement manufacturing efficiencies where possible, while maintaining strict quality control and the ability to deliver products to our customers in a timely and efficient manner. We must also continuously develop new product designs and features, expand our information systems and operations, and train and manage an increasing number of management level and other employees. If we are unable to manage these matters effectively, our distribution process could be adversely affected and we could lose market share in affected regions, which could materially adversely affect our business prospects.

If we do not correctly predict future economic conditions and changes in consumer preferences, our sales of premium products and profitability could suffer.

        The fashion and consumer products industries in which we operate are cyclical. Downturns in general economic conditions or uncertainties regarding future economic prospects, which affect consumer disposable income, have historically adversely affected consumer spending habits in our principal markets and thus made the growth in sales and profitability of premium-priced product categories difficult during such downturns. Therefore, future economic downturns or uncertainties could have a material adverse effect on our business, results of operations and financial condition, including sales of our designer and other premium brands.

        The industry is also subject to rapidly changing consumer preferences and future sales may suffer if the fashion and consumer products industries do not continue to grow or if consumer preferences shift away from our products. Changes in fashion could also affect the popularity and, therefore, the value of the fashion licenses granted to us by designers. Any event or circumstance resulting in reduced market acceptance of one or more of these designers could reduce our sales and the value of our models from that designer. Unanticipated shifts in consumer preferences may also result in excess inventory and underutilized manufacturing capacity. In addition, our success depends, in large part, on our ability to anticipate and react to changing fashion trends in a timely manner. Any sustained failure to identify and respond to such trends could materially adversely affect our business, results of operations and financial condition and may result in the write-down of excess inventory and idle manufacturing facilities.

If we do not continue to negotiate and maintain favorable license arrangements, our sales or cost of sales could suffer.

        We have entered into license agreements that enable us to manufacture and distribute prescription frames and sunglasses under certain designer names, including Chanel, Prada, Miu Miu, Dolce & Gabbana, Bvlgari, Tiffany & Co., Versace, Burberry, Ralph Lauren, DKNY, Paul Smith, Brooks Brothers, Tory Burch, Coach, Armani, Michael Kors and Starck Eyes. These license agreements typically have terms of between four and ten years and may contain options for renewal for additional periods and require us to make guaranteed and contingent royalty payments to the licensor. We believe that our ability to maintain and negotiate favorable license agreements with leading designers in the fashion and luxury goods industries is essential to the branding of our products and, therefore, material to the success of our business. Accordingly, if we are unable to negotiate and maintain satisfactory license arrangements with leading designers, our growth prospects and financial results could materially suffer from a reduction in sales or an increase in advertising costs and royalty payments to designers. For the years ended December 31, 2015 and 2014, no single license agreement represented greater than 5.0% of total sales.

As we operate in a complex international environment, if new laws, regulations or policies of governmental organizations, or changes to existing ones, occur and cannot be managed efficiently, the results could have a negative impact on our operations, our ability to compete or our future financial results.

        Compliance with European, U.S. and other laws and regulations that apply to our international operations increases our costs of doing business, including cost of compliance, in certain jurisdictions, and such costs may rise in the future as a result of changes in these laws and regulations or in their interpretation or enforcement. This includes, in particular, our manufacturing activities and services provided to us by third parties within our supply chain, which are subject to numerous workplace health and safety laws, environmental laws, labor laws and other similar regulations and restrictions on the sourcing of materials (including with respect to "conflict mineral" zones) that may vary from country to country and are continuously evolving. In certain countries, failure to comply with applicable laws and regulations relating to workplace health and safety protection and environmental matters could result in criminal and/or civil penalties being imposed on responsible individuals and, in certain cases, the Company. In addition, effective in 2016, the European Union has put in place new rules and regulations regarding privacy concerns, which impose fines and penalties for non-compliance that are calculated as a percentage of net sales. In certain circumstances, even if no fine or penalty is imposed for our failure to comply with an applicable law or regulation, we may suffer reputational harm if we fail to comply with applicable laws and regulations. We have implemented policies and procedures designed to facilitate our compliance with these laws and regulations, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies. Any such violations could individually, or in the aggregate, materially adversely affect our financial condition or operating results.

        Additionally, our Oakley, Eye Safety Systems and EyeMed subsidiaries are U.S. government contractors or subcontractors and, as a result, we must comply with, and are affected by, U.S. laws and regulations related to conducting business with the U.S. government. These laws and regulations may impose various additional costs and risks on our business. For example, Oakley and Eye Safety Systems are required to obtain applicable governmental approvals, clearances and certain export licenses. We also may become subject to audits, reviews and investigations of our compliance with these laws and regulations.

If we are unable to protect our proprietary rights, our sales might suffer, and we may incur significant additional costs to defend such rights.

        We rely on trade secret, unfair competition, trade dress, trademark, patent and copyright laws to protect our rights to certain aspects of our products and services, including product designs, brand names, proprietary manufacturing processes and technologies, product research and concepts and goodwill, all of which we believe are important to the success of our products and services and our competitive position. However, pending trademark or patent applications may not in all instances result in the issuance of a registered trademark or patent, and trademarks or patents granted may not be effective in thwarting competition or be held valid if subsequently challenged. In addition, the actions we take to protect our proprietary rights may be inadequate to prevent imitation of our products and services. Our proprietary information could become known to competitors, and we may not be able to meaningfully protect our rights to proprietary information. Furthermore, other companies may independently develop substantially equivalent or better products or services that do not infringe on our intellectual property rights or could assert rights in, and ownership of, our proprietary rights. Moreover, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States or of the member states of the European Union.

        Consistent with our strategy of vigorously defending our intellectual property rights, we devote substantial resources to the enforcement of patents issued and trademarks granted to us, to the protection of our trade secrets or other intellectual property rights and to the determination of the scope or validity of the proprietary rights of others that might be asserted against us. However, if the level of potentially infringing activities by others were to increase substantially, we might have to significantly increase the resources we devote to protecting our rights. From time to time, third parties may assert patent, copyright, trademark or similar rights against intellectual property that is important to our business. The resolution or compromise of any litigation or other legal process to enforce such alleged third party rights, regardless of its merit or resolution, could be costly and divert the efforts and attention of our management. We may not prevail in any such litigation or other legal process or we may compromise or settle such claims because of the complex technical issues and inherent uncertainties in intellectual property disputes and the significant expense in defending such claims. An adverse determination in any dispute involving our proprietary rights could, among other things, (i) require us to coexist in the market with competitors utilizing the same or similar intellectual property, (ii) require us to grant licenses to, or obtain licenses from, third parties, (iii) prevent us from manufacturing or selling our products, (iv) require us to discontinue the use of a particular patent, trademark, copyright or trade secret or (v) subject us to substantial liability. Any of these possibilities could have a material adverse effect on our business by reducing our future sales or causing us to incur significant costs to defend our rights.

If we are unable to maintain our current operating relationship with host stores including our retail licensed brands and other host relationships, we could suffer a loss in sales and possible impairment of certain intangible assets.

        Our sales depend in part on our relationships with the host stores that allow us to operate our retail licensed brands, including Sears Optical and Target Optical and other host relationships, including Macy's. Our leases and licenses with Sears Optical are terminable upon short notice. If our relationship with Sears Optical, Target Optical or Macy's were to end, we would suffer a loss of sales and the possible impairment of certain intangible assets. This could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we fail to maintain an efficient distribution and production network or if there is a disruption to our critical manufacturing plants or distribution network in highly competitive markets, our business, results of operations and financial condition could suffer.

        The mid- and premium-price categories of the prescription frame and sunglasses markets in which we operate are highly competitive. We believe that, in addition to successfully introducing new products, responding to changes in the market environment and maintaining superior production capabilities, our ability to remain competitive is highly dependent on our success in maintaining an efficient distribution network. If we are unable to maintain an efficient and resilient distribution and production network or a significant disruption thereto should occur, our sales may decline due to the inability to timely deliver products to customers and our profitability may decline due to an increase in our per unit distribution costs in the affected regions, which may have a material adverse impact on our business, results of operations and financial condition.

If we were to become subject to adverse judgments or determinations in legal proceedings to which we are, or may become, a party, our future profitability could suffer through a reduction of sales, increased costs or damage to our reputation due to our failure to adequately communicate the impact of any such proceeding or its outcome to the investor and business communities.

        We are currently a party to certain legal proceedings as described under "Litigation" in Note 28 to the Consolidated Financial Statements. In addition, in the ordinary course of our business, we become involved in various other claims, lawsuits, investigations and governmental and administrative proceedings, some of which are or may be significant. Adverse judgments or determinations in one or more of these proceedings could require us to change the way we do business or use substantial resources in adhering to the settlements and could have a material adverse effect on our business, including, among other consequences, by significantly increasing the costs required to operate our business.

        Ineffective communications, during or after these proceedings, could amplify the negative effects, if any, of these proceedings on our reputation and may result in a negative market impact on the price of our securities.

Changes in our tax rates or exposure to additional tax liabilities could affect our future results.

        We are subject to taxes in Italy, the United States and numerous other jurisdictions. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. Any of these changes could have a material adverse effect on our profitability. We also are regularly subject to the examination of our income tax returns by the Italian tax authority, the U.S. Internal Revenue Service as well as the governing tax authorities in other countries where we operate. We routinely assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for tax risks. Currently, some of our companies are under examination by various tax authorities. There can be no assurance that the outcomes of the current ongoing examinations and possible future examinations will not materially adversely affect our business, results of operations, financial condition and prospects.

If there is any material failure, inadequacy, interruption, security failure or breach of our information technology systems, whether owned by us or outsourced or managed by third parties, this may result in remediation costs, reduced sales due to an inability to properly process information and increased costs of operating our business.

        We rely on information technology systems both managed internally and outsourced to third parties across our operations, including for management of our supply chain, point-of-sale processing in our stores and various other processes and transactions. Our ability to effectively manage our business and coordinate the production, distribution and sale of our products depends on, among other things, the reliability and capacity of these systems. The failure of these systems to operate effectively, network disruptions, problems with transitioning to upgraded or replacement systems, or a breach in data security of these systems could cause delays in product supply and sales, reduced efficiency of our operations, unintentional disclosure of customer or other confidential information of the Company leading to additional costs and possible fines or penalties, legal defense and settlement costs, or damage to our reputation, and potentially significant capital investments and other costs could be required to remediate the problem, which could have a material adverse effect on our results of operations.

If we record a write-down for inventories that are obsolete or exceed anticipated demand or other assets the net realizable value of which is below the carrying amount, such charges could have a material adverse effect on our results of operations.

        We record a write-down for product and component inventories that have become obsolete or exceed anticipated demand or net realizable value. We review our long-lived assets for impairment whenever events or changed circumstances indicate that the carrying amount of an asset may not be recoverable, and we determine whether valuation allowances are needed against other assets, including, but not limited to, accounts receivable. If we determine that impairments or other events have occurred that lead us to believe we will not fully realize these assets, we record a write-down or a valuation allowance equal to the amount by which the carrying value of the assets exceeds their fair market value. Although we believe our inventory and other asset-related provisions are currently adequate, no assurance can be made that, given the rapid and unpredictable pace of product obsolescence, we will not incur additional inventory or asset-related charges, which charges could have a material adverse effect on our results of operations.

Leonardo Del Vecchio, our chairman and principal stockholder, controls 61.45% of our voting power and is in a position to affect our ongoing operations, corporate transactions and any matters submitted to a vote of our stockholders, including the election of directors and a change in corporate control.

        As of December 31, 2015, Mr. Leonardo Del Vecchio, the Chairman of our Board of Directors, through the company Delfin S.à r.l., has voting rights over 297,218,025 Ordinary Shares, or 61.45% of the issued share capital. As a result, Mr. Del Vecchio has the ability to exert significant influence over our corporate affairs and to control the outcome of virtually all matters submitted to a vote of our stockholders, including the election of our directors, the amendment of our Articles of Association or By-laws, and the approval of mergers, consolidations and other significant corporate transactions.

        Mr. Del Vecchio's interests may conflict with or differ from the interests of our other stockholders. In situations involving a conflict of interest between Mr. Del Vecchio and our other stockholders, Mr. Del Vecchio may exercise his control in a manner that would benefit him to the potential detriment of other stockholders. Mr. Del Vecchio's significant ownership interest could delay, prevent or cause a change in control of our company, any of which may be adverse to the interests of our other stockholders.

If we are not successful in transitioning our leadership structure as currently intended, our future growth and profitability may suffer.

        In October 2014, we announced the introduction of a management structure based on a co-CEO model, pursuant to which two co-chief executive officers are appointed to manage the principal executive officer responsibilities of the Group, with one chief executive officer focused on Markets and the other focused on Product and Operations. The co-CEO leadership structure allocates distinct yet complementary responsibilities between the two co-chief executive officers and is designed to promote stronger management of the Group, which has rapidly increased in size, complexity and global presence in recent years. In January 2016, our Board of Directors approved a modification to our governance structure by assigning executive responsibility for Markets, a role formerly held by Mr. Adil Mehboob-Khan, to Mr. Leonardo Del Vecchio, the Company's Chairman of the Board and majority shareholder, as Executive Director. Mr. Massimo Vian continues in his role of CEO for Product and Operations. If the new model proves ineffective, there may be delays in the implementation of the Group's strategic plans and reductions or slowdowns of our future growth and profitability.

If our procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 cause us to identify material weaknesses in our internal control over financial reporting, the trading price of our securities may be adversely impacted.

        Our annual report on Form 20-F includes a report from our management relating to its evaluation of our internal control over financial reporting, as required under Section 404 of the U.S. Sarbanes-Oxley Act of 2002, as amended. There are inherent limitations on the effectiveness of internal controls, including collusion, management override and failure of human judgment. In addition, control procedures are designed to reduce, rather than eliminate, business risks. Notwithstanding the systems and procedures we have implemented to comply with these requirements, we may uncover circumstances that we determine to be material weaknesses, or that otherwise result in disclosable conditions. Any identified material weaknesses in our internal control structure may involve significant effort and expense to remediate, and any disclosure of such material weaknesses or other conditions requiring disclosure may result in a negative market reaction to our securities.

  Financial Risks

If the U.S. dollar or the Australian dollar weaken relative to the Euro or the Chinese Yuan strengthens relative to the Euro, our profitability as a consolidated group could suffer.

        Our principal manufacturing facilities are located in Italy and China. We also maintain manufacturing facilities in Brazil, India and the United States as well as sales and distribution facilities throughout the world. As a result, our results of operations could be materially adversely affected by foreign exchange rate fluctuations in two principal areas:

  •
  we incur most of our manufacturing costs in Euro and in Chinese Yuan, and receive a significant part of our revenues in other currencies such as the U.S. dollar and the Australian dollar. Therefore, a strengthening of the Chinese Yuan could negatively impact our consolidated results of operations; and

  •
  a substantial portion of our assets, liabilities, revenues and costs are denominated in various currencies other than Euro, with a substantial portion of our revenues and operating expenses being denominated in U.S. dollars. As a result, our operating results, which are reported in Euro, are affected by currency exchange rate fluctuations, particularly between the U.S. dollar and the Euro.

        As our international operations grow, future changes in the exchange rate of the Euro against the U.S. dollar and other currencies may negatively impact our reported results, although we have in place policies designed to manage such risk.

If economic conditions around the world worsen, we may experience an increase in our exposure to credit risk on our accounts receivable which may result in a higher risk that we are unable to collect payments from our customers and, potentially, increased costs due to reserves for doubtful accounts and a reduction in sales to customers experiencing credit-related issues.

        A substantial majority of our outstanding trade receivables are not covered by collateral or credit insurance. While we have procedures to monitor and limit exposure to credit risk on our trade and non-trade receivables, there can be no assurance such procedures will effectively limit our credit risk and avoid losses, which could have a material adverse effect on our results of operations.

9.     2016 OUTLOOK

        We operate in an industry with significant opportunity for growth. Over the past few years, by capitalizing on available opportunities and maintaining its strong competitive position, we have laid the foundation for long-term sustainable growth. In 2016, consistent with the results achieved over the past five years, we expect solid revenue growth at constant exchange rates and our annual profitability to grow at a rate that is more than proportional to sales growth. The Group expects to benefit from continued development across its various businesses in new and established markets, with notable contributions from Ray-Ban, Oakley and Sunglass Hut.

        Looking forward, we will continue to drive innovation and develop new competencies and innovation. Long-term drivers include Luxottica's strong brand portfolio and service levels, further penetration of premium sunglasses, global expansion of new sales channels and the Group's presence in emerging markets.

10.  SUBSEQUENT EVENTS

        For a description of significant events after December 31, 2015 please refer to Note 37 of the footnotes of the consolidated financial statements as of December 31, 2015.

11.  ADAPTATION TO THE ARTICLES 36-39 OF THE REGULATED MARKET

        Articles 36 - 39 of the regulated markets applies to 46 entities based on the financial statements as of December 31, 2015, in particular the Group:

  •
  applies to all the Extra European Union subsidiaries, internal procedures under which it is requested that all Group companies release a quarterly representation letter that contains a self-certification of the completeness of the accounting information and controls in place, necessary for the preparation of the consolidated financial statements of the parent;

  •
  ensures that subsidiaries outside of Europe also declare in these representation letters their commitment to provide auditors of the Company with the information necessary to conduct their monitoring of the parent's annual and interim period financial statements;

  •
  as set out in Part III, Title II, Chapter II, Section V of Regulation No. 11971/1999 and subsequent amendments, makes available the balance sheet and income statement of the aforementioned subsidiaries established in states outside the European Union, used to prepare the consolidated financial statements.

12.  OTHER INFORMATION

        As required by Section 2428 of the Italian Civil Code, it is reported that:

  •
  The Group carries out research and development activities in relation to production processes in order to improve their quality and increase their efficiency. The costs incurred for research and development are immaterial.

  •
  No atypical and/or unusual transactions, as defined by Consob Communication 6064293 dated July 28, 2006, were undertaken during 2015.

  •
  The information required by Section 123-bis par.1 of Italian Legislative Decree 58 dated February 29, 1998, is disclosed in the corporate governance report forming an integral part of the annual financial report.

  •
  The Company is not subject to direction and coordination by others, as discussed in more detail in the corporate governance report.

  •
  The Company has made a national group tax election (sections 117-129 of the Italian Tax Code). Under this election, Luxottica Group S.p.A., as the head of the tax group for the Group's principal Italian companies, calculates a single taxable base by offsetting taxable income against tax losses reported by participating companies in the same year.

        On January 29, 2013 the Company elected to avail itself of the options provided by Article 70, Section 8, and Article 71, Section 1-bis, of CONSOB Issuers' Regulations and, consequently, will no longer comply with the obligation to make available to the public an information memorandum in connection with transactions involving significant mergers, spin-offs, increases in capital through contributions in kind, acquisitions and disposals.

APPENDIX

RECONCILIATION BETWEEN PARENT COMPANY NET INCOME AND STOCKHOLDERS' EQUITY AND CONSOLIDATED NET INCOME AND STOCKHOLDERS' EQUITY

(In thousands of Euro)	Net income Dec 31, 2015	Stockholders' equity Dec 31, 2015

PARENT COMPANY FINANCIAL STATEMENTS	541.171	2.826.031

Elimination of intragroup dividends	(91.655)	—
Trademarks and other intangible assets(*)	(47.134)	(1.211.720)
Elimination of internal profits on inventories(*)	(39.326)	(253.618)
Difference between value of investments in consolidated companies and related share of stockholders' equity	—	4.057.027
Net income of consolidated companies	443.817	—
Minority interests	(2.753)	(5.196)

CONSOLIDATED FINANCIAL STATEMENTS	804.119	5.412.524

(*)
net of tax effect

NON-IFRS MEASURES

  Adjusted measures

        In this Management Report we discuss certain performance measures that are not in accordance with IFRS. Such non-IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding our operational performance.

        Such measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IFRS measures are explained in detail and reconciled to their most comparable IFRS measures below.

        In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

        In 2015, we made adjustments to the following measures: net sales, cost of sales, operating income and operating margin, EBITDA, EBITDA margin. We have also made adjustments to net income, earnings per share, operating expenses, selling expenses and general, administrative expenses and income taxes. We adjusted the above items by (i) excluding the costs relating to the Oakley integration project (including minor reorganization activities across the Group) which had a Euro 66.4 million impact on Group operating income and a Euro 49.8 million on Group net income in 2015, (ii) starting from July 1, 2014 following the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumes less reinsurance revenues and less claims expense with an impact from the new contract for the twelve month period ended December 31, 2015 equal to Euro 174.3 million. Effective January 1, 2016, the Group's managed vision care business modified the terms of this reinsurance agreement with an existing underwriter whereby the Group will assume more reinsurance revenue and claims expense.

        In 2014, we made adjustments to the following measures: net sales, cost of sales, operating income and operating margin, EBITDA, EBITDA margin. We have also adjusted net income, earnings per share, operating expenses, selling expenses and general, administrative expenses and income taxes. We adjusted the above items by (i) excluding non-recurring costs related to the termination of Andrea Guerra and Enrico Cavatorta as Group's CEOs for Euro 20 million, Euro 14.5 million net of tax effect, (ii) excluding non-recurring costs related to the tax audit of Luxottica S.r.l. (fiscal years from 2008 to 2011), amounting to Euro 30.3 million and (iii) starting from July 1, 2014 following the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumes less reinsurance revenues and less claims expense with an impact from the new contract for the twelve month period ended December 31 2014 equal to Euro 46.6 million.

        The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board and endorsed by the European Union. The Group believes that these adjusted measures are useful to both management and investors in evaluating the Group's operating performance compared with that of other companies in its industry in order to provide a supplemental view of operations that exclude items that are unusual, infrequent or unrelated to our ongoing operations.

        Non-IFRS measures such as EBITDA, EBITDA margin, free cash flows and the ratio of net debt to EBITDA are included in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Group's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Group's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Group evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        See the tables below for a reconciliation of the adjusted measures discussed above to their most directly comparable IFRS financial measures or, in the case of adjusted EBITDA, to EBITDA, which is also a non-IFRS measure. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the pages following the tables below:

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Luxottica Group

	FY 2015
Millions of Euro	Net sales	Cost of Sales	EBITDA	Operating Income	Net Income	Base EPS

Reported	8,836.6	(2,835.4)	1,853.3	1,376.4	804.1	1.68
> EyeMed Adjustment	174.3	(174.3)
> Oakley's integration costs and other minor projects		0.7	66.4	66.4	49.8	0.10
Adjusted	9,010.8	(3,009.0)	1,919.7	1,442.8	854.0	1.78

Luxottica Group

	FY 2014
Millions of Euro	Net sales	Cost of Sales	EBITDA	Operating Income	Net Income	Base EPS

Reported	7,652.3	(2,574.7)	1,541.6	1,157.6	642.6	1.35
> EyeMed Adjustment	46.6	(46.6)
> Adjustment for Former group's CEOs			20.0	20.0	14.5	0.03
> Adjustment for the accrual for the tax audit relating to Luxottica S.r.l. (fiscal years from 2008 to 2011)					30.3	0.06
Adjusted	7,698.9	(2,621.3)	1,561.6	1,177.6	687.4	1.44

EBITDA and EBITDA margin

        EBITDA represents net income attributable to Luxottica Group stockholders, before non-controlling interest, provision for income taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared to that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage. The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure, as well as the calculation of EBITDA margin on net sales:

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro	FY 2015	FY 2014

Net income/(loss)	804.1	642.6
(+)
Net income attributable to non-controlling interest	2.8	3.4
(+)
Provision for income taxes	471.0	414.1
(+)
Other (income)/expense	98.5	97.5
(+)
Depreciation and amortization	476.9	384.0
(+)

EBITDA	1,853.3	1,541.6
(=)
Net sales	8,836.6	7,652.3
(/)
EBITDA margin	21.0%	20.1%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro	FY 2015(1)(4)	FY 2014(1)(2)(3)

Adjusted net income/(loss)	854.0	687.4
(+)
Net income attributable to non-controlling interest	2.8	3.4
(+)
Adjusted provision for income taxes	487.6	389.2
(+)
Other (income)/expense	98.5	97.5
(+)
Depreciation and amortization	476.9	384.0
(+)

Adjusted EBITDA	1,919.7	1,561.6
(=)
Net sales	9,010.8	7,698.9
(/)
Adjusted EBITDA margin	21.3%	20.3%
(=)

The adjusted figures :
(1)
include the EyeMed adjustment. Starting from July 1, 2014 following the modification of an EyeMed reinsurance agreement with an existing underwriter, the Group assumes less reinsurance revenues and less claims expense. The impact of the new contract was Euro 174.3 million and Euro 46.6 million, for the twelve month period ended December 31, 2015 and 2014 respectively;

(2)	exclude accrual for the tax audit relating to Luxottica S.r.l. (fiscal years from 2008 to 2011) of approximately Euro 30.3 million in 2014;
(3)	exclude non-recurring costs of Euro 20.0 million, Euro 14.5 million net of tax in 2014, related to the termination of the former Group's CEOs;
(4)
exclude the costs related to the integration of Oakley and other minor projects with an impact on operating income of Euro 66.4 million and an impact on net income of Euro 49.8 million for the twelve-month period ended December 31, 2015.

Free Cash Flow

        Free cash flow represents EBITDA, as defined above, plus or minus the decrease/(increase) in working capital over the period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. Our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, this non-IFRS measure should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group.

        The Group cautions that this measure is not a defined term under IFRS and its definition should be carefully reviewed and understood by investors.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculate free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopt policies that increase or diminish our current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IFRS financial measure:

Non-IFRS Measure: Free cash flow

(Amounts in millions of Euro)	FY 2015

EBITDA(1)	1,920
Δ working capital	31
Capex	(514)

Operating cash flow	1,437
Financial charges(2)	(95)
Taxes	(566)
Other—net	(8)

Free cash flow	768

(1)
EBITDA is not an IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income.

(2)
Equals interest income minus interest expense.

Net debt to EBITDA ratio

        Net debt represents the sum of bank overdrafts, the current portion of long- term debt and long-term debt, less cash. The ratio of net debt to EBITDA is a measure used by management to assess the Group's level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company's lenders.

        EBITDA and the ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IFRS. Rather, these non-IFRS measures should be used as a supplement to IFRS results to assist the reader in better understanding the operational performance of the Group. For additional information on Group's non-IFRS measures used in this report, see "NON-IFRS MEASURES—Adjusted Measures" set forth above.

        The Group cautions that these measures are not defined terms under IFRS and their definitions should be carefully reviewed and understood by investors.

        Investors should be aware that Luxottica Group's method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.

        The Group recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations. Apart from the limitations stated above on EBITDA, the ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

        Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        See the table below for a reconciliation of net debt to long-term debt, which is the most directly comparable IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to its most directly comparable IFRS measure, see the table on the earlier page.

Non-IFRS Measure: Net debt and Net debt/EBITDA

(Amounts in millions of Euro)	FY 2015		FY 2014

Long-term debt	1,715.1		1,688.4
(+)
Current portion of long-term debt	44.9		626.8
(+)
Bank overdrafts	110.5		151.3
(+)
Cash	(864.9)		(1,453.6)
(–)
Net debt	1,005.6		1,012.9
(=)
EBITDA	1,853.3		1,541.6
Net debt/EBITDA	0.5	x	0.7	x
Net debt @ avg. exchange rates(1)	991.9		984.3
Net debt @ avg. exchange rates(1)/EBITDA	0.5	x	0.6	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IFRS Measure: Net debt and Net debt/Adjusted EBITDA

(Amounts in millions of Euro)	FY 2015(2)		FY 2014(3)

Long-term debt	1,715.1		1,688.4
(+)
Current portion of long-term debt	44.9		626.8
(+)
Bank overdrafts	110.5		151.3
(+)
Cash	(864.9)		(1,453.6)
(–)
Net debt	1,005.6		1,012.9
(=)
LTM Adjusted EBITDA	1,919.7		1,561.6
Net debt/LTM Adjusted EBITDA	0.5	x	0.6	x
Net debt @ avg. exchange rates(1)	991.9		984.3
Net debt @ avg. exchange rates(1)/LTM EBITDA	0.5	x	0.6	x

(1)
Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

(2)
Adjusted figures exclude costs related to the integration of Oakley and other minor projects with an impact of Euro 66.4 million on operating income and Euro 49.8 million impact on net income.

(3)
Adjusted figures exclude the non-recurring costs of approximately 20.0 million, Euro 14.5 million net of tax, related to the termination of former Group's CEOs.

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the uncertain current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to and achieve our business objectives and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward—looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Milan, March 1, 2016
Luxottica Group S.p.A.
On behalf of the Board of Directors
Leonardo Del Vecchio	Massimo Vian
Executive Chairman	CEO for Product and Operations

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  Exhibit 99.3
MANAGEMENT REPORT AS OF DECEMBER 31, 2015